infiniteVR
REALIZE THE FUTURE

A platform that connects people to future technologies such as VR, AR, MR and AI...

Problem

infiniteVR
REALIZE THE FUTURE

The VR/AR ecosystem has almost every component in place, and demands are increasing day by day; however, there is a problem: the lack of platforms to connect all the dots in this growing ecosystem.

Due to the nature of being new, it is hard for emerging technologies to reach the majority of buyers.

Customers need to be educated and get demonstrations of the products in order to realize how these new technologies can make their lives easier.


Cloud
Plan
Do
Check
Act
Success
IDEA
Team
Key
Production

Solution

InfiniteVR is the platform that fills the gap in our ecosystem. Customers have very limited channels to access new technologies or even to hear about them.

We create bridges between end-users and manufacturers, educators, innovators and tech startups by creating many touchpoints in high-traffic areas.

We called this system 'technology as a service.'

People can stop by any InfiniteVR location, have fun by using our simulators, and be exposed to new technologies. Regardless of purchase status, people leave our locations well informed about VR, AR or AI.

Every visit we have is a gain for our ecosystem.
We help people realize the future.


infiniteVR
infiniteVR

Market Size

infiniteVR
REALIZE THE FUTURE

The global virtual reality market size was valued at USD 7.8 billion in 2018, and is projected to reach USD 120.5 billion by 2026, exhibiting a compound annual growth rate of 42.2% during the forecast period.

Global Virtual Reality Market Size, 2015-2026 (US$ Billion)


120.5B
2026
15.5B
2020
7.1B
2015

Source: Goldman Sachs Global Investment

Proven Success

infiniteVR
REALIZE THE FUTURE

APRIL 2016 — The InfiniteVR concept was created by a passionate entrepreneur and a veteran angel investor at a dinner in Guangzhou,

SEPT 2016 — Opened first three locations in Texas.

DEC 2016 — First franchise location opened in Dallas, TX.

APRIL 2017 — First out-of-state franchise locations opened.

MAY 2017 — Regional expansion in Texas.

APRIL 2018 — Completed national expansion.

NOV 2018 — First out-of-country free agent location opened in Istanbul, Turkey.

MARCH 2019 — Two out-of-country free agent locations opened in Guadalajara, Mexico and Querétaro, Mexico.

AUG 2019 — First mobile location opened in Portland, OR

NOV 2019 — LOI and MOU signed with one of the biggest investment groups in southern China, making InfiniteVR a global firm.

APRIL 2020 — Over a period of 2 weeks, 584 potential franchisees in China signed up for an online symposium with InfiniteVR.

Products



VR SMART - AIO HEADSET



VR ONE+



VR ONE



BLUTOOTH R/C



DRAWBOT



AR ARCHER



VR-CAM 360°



SMART DOG



AR GEEK PLAY



AR GUN

Simulators



9DVR



VR FLYING



VR MOTORCYCLE



VR RACING



VR ROBOT



VR SPACE

Kiosks / Locations

infiniteVR
REALIZE THE FUTURE




USA




infinite
VR
Fragrance Outlet


MEXICO


infiniteVR

Business Model



Brand-new or pre-used sales to our franchise partners and to free agents.
To birthday parties, corporate events, fairs, universities, street shows, restaurants or other venues
Simulator Sales
Rental Services
Initial payment to be part of InfiniteVR
Franchise Fee
Retail Sales
Corporate retail locations
Business Model
Online Sales
To our franchise partners at a discounted price, and B2B with different price points
Wholesale
Through InfiniteVR Amazon store and our website and app.
Support Fee
Extended Warranty Services
Serve as royalty fee; collected monthly
Upgrades, extended services for simulators, and repair services

InfiniteVR has a very broad revenue structure, and new revenue sources are limited only by our imagination.

InfiniteVR 2.0 projects will add different income sources to our existing revenue structure, such as sponsorship and advertisement and a subscription model.

Sponsorship & advertisement: InfiniteVR attracts big companies' marketing teams thanks to our defined customer base and time spent in our locations.

Subscription model: By adding the InfiniteVRkids project, we will create a subscription model for families in order to increase our customer retention rate and provide a more personalized experience for our customers.

Financials - End of 2019



Corporate Revenue
$1.08M
%6
Net Profit
Total Brand Revenue
$3.2M
Franchisee Revenue
$2.2M



$3.5m
$3.0m
$2.5m
$2.0m
$1.0m
$750K
$500K
$300K
$250K
$100K
$0
$281K
$25K
$256K
925%
$2.6m
$1.1m
$1.5m
17.31%
$3.05m
$1.07m
$1.98m
5%
$3.2m
$2.2m
$1.08m
Total Brand Revenue - 2016 (Sep to Dec)
Total Brand Revenue - 2017
Total Brand Revenue - 2018
Total Brand Revenue - 2019
Corporate Revenue
Franchisee Revenue

Total corporate locations: 2
Total franchise locations: 27
Total free agents: 6

InfiniteVR- Compound Annual Growth Rate Comparison between 2016 and 2019.

*Brand Revenue: Total revenue is generated by all InfiniteVR franchisees and corporate locations.

InfiniteVR - Growth	2016	2019	Compound Annual Growth Rate
Total Brand Revenue *	$281,000	$3,200,000	125%
Corporate Revenue	$256,000	$1,080,000	61.6%
Franchise Revenue	$25,000	$2,200,000	344.8%


$4,000,000
$2,666,667
$1,333,333
CAGR +125%
CAGR +61.6%
CAGR +344.88%
$281,000
$3,200,000
$256,000
$1,080,000
$2,200,000
Total Brand Revenue *
Corporate Revenue
Franchise Revenue
2016
2019

What is Next?

infiniteVR
REALIZE THE FUTURE



InfiniteVR Next

Upgrading our existing locations in order to better serve our customers



InfiniteVR-Go

Location-based VR with adequate size to be mobile and suitable to open in shopping malls without needing big layouts



InfiniteVR Mini

To utilize all opportunities regardless of size restrictions


infiniteVR
KIDS

InfiniteVR Kids

Designed for our little fans to learn while they are having fun.

Growth Model

infiniteVR
REALIZE THE FUTURE

- Projections have been made by using InfiniteVR historical data and extrapolating with a conservative approach.
- All revenue projections prepared for InfiniteVR corporate revenue only. Brand revenue tends to be 80% of corporate revenue per year.
- All numbers on this page are only projections (not a promise).

Corporate Revenue Projections by Year

Description (in thousands)	2019	2020	2021	2022	2023
Revenue	1080	1300	2600	6100	9800
Net Operating Profit	61	157	338	798	1380
Additional Locations	-	4	14	40	60



12000
9000
6000
3000
Additional Locations
4
14
40
60
$1,080,000
$1,300,000
$2,600,000
$6,100,000
$9,800,000
2019
2020
2021
2022
2023
Revenue
Net Operating Profit

Competition

infiniteVR
REALIZE THE FUTURE

B8ta

- Locations in shopping malls only
- In-line stores and kiosk
- High product pricing
- Carry VR, AR and AI products
- Sponsorship&advertising revenue model
- No VR simulator experience

Omni Virtuix

- Direct competition in the past
- Focused more on B2B, selling VR simulator systems
- VR experience only, no product sales
- Expensive franchise system
- No active corporate location

infiniteVR
REALIZE THE FUTURE

-Inline stores and kiosks
-Size flexibility for every needs
-Simply most affordable franchise VR system
-Wide product line with best price
-VR simulator experience and Location-based VR experience
-Multi-channel revenue model*
-Focus on learning while having fun for kids
-Highest number of locations in the industry
-Exists in 3 countries, 27 cities and 41 locations

The VOID

- First Location-based VR company
- In-line stores only
- Need very large layout
- Expensive franchise system
- VR experience only, no product sale

SandBox

- New location-based VR company
- Locations in shopping malls only
- VR experience only, no product sales
- Less expensive than The Void franchise system and smaller layout
- Still needs big layout and in-line store size

*: Please check Business Model slide

Team



Osman Fatih Aysu

Founder / CEO

Founded three brands and successfully executed them into a franchise model.
CEO of three companies on three continents.
MBA degree.
Proud future dad of Paloma.



lacy Ye

China Operations Manager

Can turn into a NINJA when it comes to fighting for company rights.



Utku Murathan

Business Development Director

Successfully completed regional expansion for InfiniteVR in 2018 even though he lost many pounds of weight.



Ekrem Kurtcu

Digital Marketing Manager

Convinced Mr. Osman to get into crowdfunding.



Kevin Bass

Warehouse Manager

Started in the company as a part-time helper and became an irreplaceable figure in the company.

User Testimonals

infiniteVR
REALIZE THE FUTURE

“ Very good!! Love the product. The virtual reality is seriously awesome.
I can’t wait until improves more.

Blake Smallwood - Sawgrass $Mills, Sunrise, FL

“ Enjoyed watching my children have fun.

Susan Flores - Willowbrook Mall, Wayne, NJ

“ Everything was wonderful, the salesman was very friendly and we bought one then got into car and turned around came back and got another one.

Mary Krach - Jordan Creek Mall, Des Mones, IOWA

“ So great!!! Please add locations to Denver!

Tammy Crynes - Woodland Mall, Houston TX

“ I thoroughly enjoyed this experience, as did my 8-year-old son.
Staff was very kind, professional and had a knack for communicating with my son and I. We will be back very soon.

Rachelle Coughoenour - Barton Creek Mall, Austin, TX


infiniteVR

Why Invest in Us?

infiniteVR
REALIZE THE FUTURE

$9.2M brand revenue

$4.75M Corporate revenue since Sep, 2016
Profitable since 2016

3 continents, 27 cities, 41 locations

Locations in Turkey, Mexico and USA.
16 US states

Signed LOI with largest investment group In China

In two weeks, 584 potential franchisees signed up online application in China

Growth Potential to be leader of $120B industry

Highest number of VR locations
Multi-channel sales structure

Proven Success Of Management

Founder has 3 other established brand in the shopping mall industry since 2010


IPO or Acquisition

Milestones / Use Of Funds

2020 - To open 4 new locations (1 of each project)

2021
- Total InfiniteVR 2.0 locations: 14
- Franchising InfiniteVR 2.0
- Regional Expansion

2022
- Total InfiniteVR 2.0 locations: 40
- National Expansion

2023
- Total InfiniteVR 2.0 locations: 60
- Global Expansion
- To seek opportunity for initial public offering.



Operating Expenses
%15
Hiring
%15
Opening New Locations
%45
Use of Funds
Marketing
%25

infiniteVR

REALIZE THE FUTURE

infinitevr.tech

+1 (855) 504 07 07

info@infinitevr.tech